UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Registration in the Securities Registry N° 0593

Santiago, December 15, 2006

Mr.
Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Superintendency of Securities and Insurance
Av. Libertador Bernardo O´Higgins 1449
Santiago

Dear sir:

In accordance with that which is established in the 9th article and second paragraph of the 10th article of the Law N°18,045 and in letter b contained in letter C of paragraph 2.2 within Section II of the General Regulation N°30 issued by that Superintendency, we hereby report on the following Material Event in connection with Distribución y Servicio D&S S.A. (“D&S”):

During ordinary meeting held today, December the 15th of 2006, the Board of Directors of D&S approved the celebration of an agreement with Farmacias Ahumada S.A. (“FASA”) aimed at enhancing the operations of FASA’s pharmaceutical business and of the PRESTO credit business, indirectly managed by D&S through its subsidiaries (the “PRESTO card”). On this same date, D&S has been informed of the approval of the aforementioned agreement by FASA’s Board of Directors, which means that, in accordance with its provisions, the agreement has been perfected in its legal terms.

The agreement reached (the “Agreement”) establishes the following in order attain the previously mentioned objectives: i) FASA will operate under its own trade name and through lease contracts, the stores and commercial locations corresponding to pharmacy stores currently operated by D&S indirectly through its pharmacy chain Farmalider; ii) FASA will accept as means of payment and will promote the use of the PRESTO Card in all of its pharmacy stores throughout Chile; iii) D&S will have a share in operating profits obtained by FASA in all the pharmacy stores taken though lease contracts which are included in the presently referred Agreement; y, iv) FASA will have a share in profits from the use of the PRESTO Card  in all of FASA’s pharmacy stores located in Chile.

The implementation of the Agreement will not require any investment by D&S. We do not foresee any material impact on D&S’s financial results in the short term but we expect a favorable impact on the same, not likely to be measured at the moment, in the middle and long term. The term of the Agreement is 10 years, although it may be renewed in accordance with its terms as previously mentioned.

Yours sincerely,

Enrique Ostalé Cambiaso
Chief Executive Officer
Distribución y Servicio D&S S.A.

cc.	Santiago Stock Exchange
Chile Electronic Exchange
Valparaíso Stock Exchange
Risk Rating Commission
New York Stock Exchange (NYSE), USA
Latibex Market-Madrid Stock Exchange, Spain

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: December 15, 2006